                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-25997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 26, 1997)

                               KINDER-MORGAN LOGO

                              329,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS

                            ------------------------

     Kinder Morgan Energy Partners, L.P. (the "Partnership") is a Delaware limited partnership primarily engaged in the operation of interstate pipelines used to transport natural gas liquids ("NGLs"), refined petroleum products and carbon dioxide ("CO(2)"). The Partnership also owns a coal terminaling and storage business and an indirect interest in an NGL fractionation facility.

     All the common units of the Partnership (the "Common Units") offered hereby are being offered by the Partnership (the "Offering"). See "Underwriting." The Common Units are traded on the New York Stock Exchange ("NYSE") under the symbol "ENP." On August 18, 1997, the last reported sales price for the Common Units as reported on the New York Stock Exchange Composite Transactions tape was $64 1/8 per Common Unit. The Partnership pays regular quarterly distributions to holders of the Common Units. See "Price Range of Common Units and Distributions."

     SEE "RISK FACTORS" ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF THE MATERIAL RISKS RELATING TO AN INVESTMENT IN THE COMMON UNITS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                          Underwriting
                                                        Price to          Discounts and       Proceeds to
                                                         Public          Commissions(1)     Partnership(2)
------------------------------------------------------------------------------------------------------------
Per Common Unit...................................       $64.125              $3.20             $60.925
------------------------------------------------------------------------------------------------------------
Total.............................................     $21,097,125         $1,052,800         $20,044,325
============================================================================================================

(1) See "Underwriting."
(2) Before deducting estimated expenses of $10,000 payable by the Partnership.

                            ------------------------

     The Common Units are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Units will be made in New York City on or about August 22, 1997.

                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 18, 1997

     CERTAIN MATTERS DISCUSSED UNDER THE CAPTIONS "RECENT DEVELOPMENTS" AND "PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS" AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN AND THEREIN, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE PARTNERSHIP TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON UNITS, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. Certain terms used but not defined herein have the meanings assigned to them in the accompanying Prospectus. Unless the context otherwise requires, all references herein to the Partnership with respect to the operation and ownership of the Partnership's assets are also references to the Operating Partnerships and to their predecessors.

                                THE PARTNERSHIP

     The Partnership is a Delaware limited partnership primarily engaged in the operation of interstate pipelines used to transport NGLs, refined petroleum products and CO2. The Partnership also owns a coal terminaling and storage business and an indirect interest in an NGL fractionation facility.

     The Partnership's operations are conducted primarily through two operating partnerships (the "Operating Partnerships"). Kinder Morgan G.P., Inc. is a Delaware corporation and serves as the sole general partner of the Partnership and the Operating Partnerships (the "General Partner"). The General Partner owns a 2% general partner interest in the Partnership, as well as approximately 6.3% of the Common Units. Upon completion of the Partnership's pending acquisition of BRT Transfer Terminal, Inc. ("BRT"), the Partnership intends to liquidate BRT and conduct its operations through a third operating partnership. See "Recent Developments."

     The Partnership's headquarters and executive offices are located at 1301 McKinney Street, Suite 3450, Houston, Texas 77010 and its telephone number is
(713) 844-9500.

                              RECENT DEVELOPMENTS

PENDING ACQUISITION

     On July 31, 1997, the Partnership entered into an agreement to purchase BRT from Vulcan Materials Company. It is anticipated that upon completion of the purchase, the Partnership's investment in BRT will approximate $22 million. BRT operates a coal loading and storage terminal in southwest Kentucky, on the Tennessee River near the Kentucky Lake Dam. Closing of the transaction is anticipated to occur in September, 1997; however, no assurance can be given that the BRT acquisition will be completed. The acquisition of BRT corresponds with the Partnership's plans to expand its market position in coal terminaling, loading, blending, and storage.


DIRECT ISSUE OF COMMON UNITS

     On August 7, 1997, the Partnership entered into an agreement with various affiliates of Conseco Capital Management, Inc. to directly sell pursuant to the Partnership's shelf registration statement 150,000 Common Units to such purchasers at a purchase price of $65.50 per Common Unit. The transaction closed on August 15, 1997. The net proceeds to the Partnership were approximately $9,815,000. Each purchaser agreed that, except for offers, sales or dispositions to affiliates of such purchaser, for a period of 90 days from August 7, 1997, it will not, without the Partnership's prior written consent, offer, sell, contract to sell, or otherwise dispose of, any of such Common Units. After the expiration of such 90-day period and prior to August 7, 1998, each purchaser agreed that, except for offers, sales or dispositions to affiliates of such purchaser, it will not, without the Partnership's prior written consent, offer, sell, contract to sell, or otherwise dispose of, on any trading day, more than that number of Common Units equal to one-third of the average daily trading volume of the Common Units on the New York Stock Exchange for the 30 trading days preceding such trading day.

     On August 13, 1997, the Partnership entered into an agreement with First Union Investors, Inc. ("FUI"), a wholly-owned subsidiary of First Union Corporation ("First Union"), to directly sell pursuant to the Partnership's shelf registration statement up to 160,000 Common Units to FUI at a purchase price of $62.50 per Common Unit. FUI agreed that, except for offers, sales or dispositions to affiliates of FUI, for a period of 90 days from August 13, 1997, it will not, without the Partnership's prior written consent, offer, sell, contract to sell, or otherwise dispose of, any of such Common Units. Issuance of the Common Units is subject to approval of the Common Units for listing on the NYSE. The net proceeds to the Partnership of this sale will be up to approximately $10,000,000. As of the date of this Prospectus Supplement, 429,000 Common Units are beneficially owned by FUI and its affiliates. This does not include the Common Units held from time to time by banking subsidiaries of First Union in fiduciary capacities in the ordinary course of business, as to which beneficial ownership is disclaimed. First Union National Bank of North Carolina ("FUNB"), a national bank and wholly-owned (except for directors' qualifying shares) subsidiary of First Union, extends credit to, and may from time to time have other banking relationships with, the Partnership and its affiliates in the ordinary course of its commercial banking business. In connection with such extensions of credit, all of the Common Units held by the General Partner (431,000 Common Units) have been pledged to FUNB, as agent for itself and other lenders, to secure indebtedness to FUNB and the other lenders. FUNB does not have the power prior to default to vote or dispose of, or direct the vote or disposition of, the pledged securities (and no such default has been declared as of the date of this Prospectus Supplement).

                                  RISK FACTORS

TAX CONSIDERATIONS

     State, Local and Other Tax Considerations. Unitholders may be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property, and may be subject to penalties for failure to comply with those requirements. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

     Disposition of Common Units. A Unitholder who disposes of Common Units may recognize gain or loss and a portion of any amount realized (whether or not representing gain) may be ordinary income.

                                USE OF PROCEEDS

     The net proceeds to be received by the Partnership from the sale of the Common Units will be used to finance the acquisition of BRT and for general business purposes of the Partnership, including repayment of debt, future acquisitions, capital expenditures and working capital.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     The following table sets forth the last reported high and low sales prices per Common Unit and the distributions paid thereon by the Partnership for the calendar quarters indicated below:


                                HIGH         LOW      DISTRIBUTIONS
                                ----         ---      -------------
1997
----

FIRST QUARTER               $   42.750   $   27.375   $     0.63

SECOND QUARTER                  48.125       38.500         1.00

THIRD QUARTER
(THROUGH AUGUST 18, 1997)       70.750       47.875          N/A

1996
----

FIRST QUARTER               $   26.375   $   24.375   $     0.63

SECOND QUARTER                  26.000       24.875         0.63

THIRD QUARTER                   28.125       25.375         0.63

FOURTH QUARTER                  29.125       25.625         0.63


1995
----

FIRST QUARTER               $   26.000   $   24.250   $     0.63

SECOND QUARTER                  26.500       24.125         0.63

THIRD QUARTER                   26.750       25.125         0.63

FOURTH QUARTER                  26.875       23.875         0.63

     On August 18, 1997, the last reported sales price for the Common Units as reported on the New York Stock Exchange Composite Transactions tape was $64 1/8 per Common Unit. As of December 31, 1996, there were approximately 725 record holders of the Common Units and there were an estimated 10,000 beneficial owners of the Common Units, including Common Units held in street name.

     The Partnership intends to continue to pay regular quarterly distributions to holders of the Common Units. For the quarter ended June 30, 1997, the Partnership declared a distribution of $1.00 per Common Unit to holders of Common Units, which was paid on August 15, 1997. The Partnership believes that future operating results will continue to support similar levels of quarterly cash distributions. However, no assurance can be given that future distributions will continue at such levels. Future distributions will be at the discretion of the General Partner and will depend on actual cash available for distribution by the Partnership.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Partnership, the General Partner and the Operating Partnerships (collectively, the "Kinder Morgan Entities") and PaineWebber Incorporated (the "Underwriter"), the Underwriter has agreed to purchase from the Partnership, and the Partnership has agreed to sell to the Underwriter, 329,000 Common Units.

     The Underwriting Agreement provides that the obligation of the Underwriter to purchase the Common Units is subject to certain conditions. The Underwriter is committed to purchase all of the Common Units offered hereby if any of such Common Units are purchased.

     The Partnership has been advised by the Underwriter that the Underwriter proposes to offer the 329,000 Common Units in part to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (who may include the Underwriter) at such price less a concession not in excess of $1.93 per Common Unit; and that the Underwriter and such dealers may reallow a discount not in excess of $0.10 per Common Unit to other dealers, including the Underwriter.

     The Partnership and the General Partner have agreed, with limited exceptions, not to directly or indirectly offer to sell, contract to sell, grant any option to sell, or otherwise dispose of any Common Units, or securities exercisable or exchangeable for Common Units or rights to purchase or acquire Common Units, for a period of 30 days after the date of this Prospectus Supplement without the prior written consent of the Underwriter.

     The Kinder Morgan Entities have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriter may be required to make in respect thereof.

     Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability of the Common Units should be judged similarly to the suitability of other securities which are listed for trading on a national securities exchange. The Underwriter does not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

     In order to facilitate the offering of the Common Units, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Units. Specifically, the Underwriter may over-allot in connection with such offering, creating a short position in the Common Units for its own account. In addition, to cover over-allotments or to stabilize the price of the Common Units, the Underwriter may bid for, and purchase, Common Units in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Common Units, if the Underwriter repurchases previously distributed Common Units in transactions to cover its short positions, in stabilization or otherwise. Any of these activities may stabilize or maintain the market price of the Common Units above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Morrison & Hecker L.L.P., Kansas City, Missouri, and for the Underwriter by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriter by Andrews & Kurth L.L.P.

           =========================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
The Partnership...........................  S-3
Recent Developments.......................  S-3
Risk Factors..............................  S-4
Use of Proceeds...........................  S-5
Price Range of Common Units and
  Distributions...........................  S-5
Underwriting..............................  S-6
Legal Matters.............................  S-7

                   PROSPECTUS

Available Information.....................    2
Incorporation of Certain Documents........    2
Risk Factors..............................    4
The Partnership...........................   13
Security Ownership of Certain Beneficial
  Owners..................................   14
Use of Proceeds...........................   14
Plan of Distribution......................   14
Validity of the Common Units..............   15
Experts...................................   15
Balance Sheet of General Partner..........   16

           =========================================================

           =========================================================

                              329,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS

                              [KINDER-MORGAN LOGO]

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------

                                AUGUST 18, 1997

           =========================================================